Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Developers Diversified Realty Corporation of our report dated February 27, 2009, except with respect to our opinion on the consolidated financial statements in so far as it relates to the effects of the discontinued operations as discussed in Note 24, changes in accounting for certain convertible debt instruments and non-controlling interests and in the computation of earnings per share as discussed in Note 1, as to which the date is August 10, 2009 relating to the financial statements, financial statement schedules, and the effectiveness of internal control over financial reporting, which appears in Developers Diversified Realty Corporation’s Current Report on Form 8-K dated August 10, 2009.
/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
October 13, 2009